Exhibit 99.1

January 7, 2009

Included below are certain announcements that Thomson Reuters made in December 2008 in the United Kingdom via RNS, a Regulatory Information Service.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International
5. Date of transaction (and date on which the threshold is crossed or reached if different):	01.12.08
6. Date on which issuer notified:	03.12.08
7. Threshold(s) that is/are crossed or reached:	Below 3%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ORD GB00B29MWZ99	6,739,578	6,739,578	Below 3%	Below 3%	N/A	Below 3%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited , Credit Suisse International and Credit Suisse Securities (USA) LLC are  a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International
5. Date of transaction (and date on which the threshold is crossed or reached if different):	9.12.08
6. Date on which issuer notified:	11.12.08
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ORD GB00B29MWZ99	Below 3%	Below 3%	5,877,267	5,877,267	N/A	3.03%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
5,877,267	3.03%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited , Credit Suisse International and Credit Suisse Securities (USA) LLC are  a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	The Woodbridge Company Limited
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	12 December 2008
6. Date on which issuer notified:	15 December 2008
7. Threshold(s) that is/are crossed or reached:	7%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares	7,998,812	7,998,812	14,094,888	14,094,888	N/A	7.777%	N/A
American Depositary Shares (each representing six Ordinary Shares)	57,000	342,000	57,000	342,000	N/A	0.1887%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
14,436,888	7.97%
Note: The disclosures in this section 8 relate only to holdings in Thomson Reuters PLC and not Thomson Reuters Corporation. However, under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. See further section 13 (Additional Information) below.

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
The Woodbridge Company Limited and other companies affiliated with it.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") also beneficially owned an aggregate of 438,647,097 Thomson Reuters Corporation common shares as at 12 December 2008. Under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Woodbridge had a voting interest in Thomson Reuters of approximately 55 per cent. based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at 12 December 2008.

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International
5. Date of transaction (and date on which the threshold is crossed or reached if different):	12.12.08
6. Date on which issuer notified:	16.12.08
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ORD GB00B29MWZ99	5,877,267	5,877,267	Below 3%	Below 3%	N/A	Below 3%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited , Credit Suisse International and Credit Suisse Securities (USA) LLC are  a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	The Woodbridge Company Limited
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	15 December 2008
6. Date on which issuer notified:	16 December 2008
7. Threshold(s) that is/are crossed or reached:	8%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares	14,094,888	14,094,888	14,216,021	14,216,021	N/A	7.844%	N/A
American Depositary Shares (each representing six Ordinary Shares)	57,000	342,000	62,000	402,000	N/A	0.205%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
14,588,021	8.05%
Note: The disclosures in this section 8 relate only to holdings in Thomson Reuters PLC and not Thomson Reuters Corporation. However, under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. See further section 13 (Additional Information) below.

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
The Woodbridge Company Limited and other companies affiliated with it.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
The Woodbridge Company Limited and other companies affiliated with it (together, “Woodbridge”) also beneficially owned an aggregate of 440,564,711 Thomson Reuters Corporation common shares as at 15 December 2008. Under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Woodbridge had a voting interest in Thomson Reuters of approximately 55 per cent. based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at 15 December 2008.

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters Plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Caisse de dépôt et placement du Québec
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):	December 9, 2008
6. Date on which issuer notified:	December 16, 2008
7. Threshold(s) that is/are crossed or reached:	3.00%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
	5,802,530	5,802,530	5,602,530	5,602,530		2.89%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
5,602,250	2.89%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

Other RNS Announcements

CONTACTS
Fred Hawrysh Senior Vice President, Corporate Affairs 1.646.223.5285 fred.hawrysh@thomsonreuters.com Kathy Lofland Senior Director, Communications 1.972 250.8843 kathy.lofland@thomsonreuters.com
Frank Golden
Senior Vice President, Investor Relations
1.646.223.5288
frank.golden@thomsonreuters.com

Victoria Brough (UK)
Head of Corporate Communications, EMEA
44.207.542.8763
victoria.brough@thomsonreuters.com

Thomson Reuters To Acquire Paisley

GRC Software Expands Tax & Accounting's Global Solutions for Compliance with Financial Regulations

New York, NY,  December 3, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals, today announced that it has signed a definitive agreement to acquire Paisley, an industry-leading software provider of governance, risk and compliance (GRC) solutions, which help  multinational corporations, large accounting and consulting firms, and governmental agencies manage financial controls, internal audit processes, and enterprise risk management.  Based in Plymouth, Minn., Paisley has various offices in the U.S. and around the world and employs approximately 230 people.  Upon closing, Paisley will become part of the Tax & Accounting business of Thomson Reuters.

Paisley's web-based enterprise and SaaS software products enable their customers to automate, manage and control their internal processes associated with financial regulatory compliance across multiple geographies and jurisdictions around the globe.  Compliance with financial regulations has become increasingly important due to the increasing complexity resulting from globalization and the convergence of accounting, compliance, and financial reporting standards.   Paisley's comprehensive solutions include Enterprise GRC, and GRC on Demand. Paisley software has now been deployed in more than 40 countries.

"Paisley is a great fit with Thomson Reuters," said Roy M. Martin, Jr., president and chief executive officer of the Tax & Accounting business of Thomson Reuters. "They have become the GRC solutions vendor of choice around the world, and their leading software and critical relationships with key partners are highly complementary to our position as a leader in providing compliance software and digital research and accountancy guidance solutions for multinational corporations and large accounting firms."

Paisley solutions will be integrated with other leading Thomson Reuters software and digital solutions such as Checkpoint and ONESOURCE.  The integration of these assets will give customers a broader set of integrated solutions to support global regulatory compliance from one established provider, Thomson Reuters.

"Paisley has always worked to deliver innovative and compelling solutions that provide value to our customers, and we believe Thomson Reuters will offer us a significant opportunity to increase this value and further invest in our products, services and employees," said Tim Welu, chief executive officer and co-founder of Paisley. "We look forward to becoming part of the Thomson Reuters family and extending our leadership position in the governance, risk, and compliance industry."

The Paisley product line, which is used by many of the largest global accounting firms and 30 percent of Fortune 500 companies, will continue to provide an open architecture that supports all major vendors in the global financial compliance market.  Paisley's software is currently offered in eight languages.

"A Paisley combination with Thomson Reuters is a real win for our customers," said Mark Schlageter, president of Research & Guidance for the Tax & Accounting business of Thomson Reuters. "GRC is an increasingly complex area for corporations and accounting firms around the globe. By providing deep integration between Paisley's software and Checkpoint -- our industry-leading digital platform for research, guidance, and compliance -- we can give customers a one-stop solution to help them more effectively manage compliance with financial regulations, and secondly, more precisely manage their internal financial controls."

The closing of the acquisition is subject to a number of customary conditions, including regulatory approvals.

About Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

The Tax & Accounting business of Thomson Reuters is the leading provider of technology and information solutions, as well as integrated tax compliance software and services to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government. Tax & Accounting includes the Research & Guidance, Professional Software & Services, and Corporate Software & Services business groups.

About Paisley

Paisley is an industry-leading provider of solutions for governance, risk and compliance (GRC) including comprehensive software solutions, training, and expert GRC professional services. The company's portfolio of software solutions includes Paisley Enterprise GRC™ and GRC on Demand™ which support the business processes of financial controls management, internal audit, operational risk management, compliance, IT governance, and enterprise risk management. Paisley GRC solutions are utilized by more than 1,400 large enterprise and mid-market organizations including 30 percent of the Fortune 500. As of December 31, 2007, Paisley's gross assets were approximately $14.2 million.  For more information, call 320.286.5870, e-mail info@paisley.com or visit www.paisley.com.

Cautionary Note Concerning Factors That May Affect Future Results

This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations.  Forward-looking statements are those that are not historical facts and include Thomson Reuters expectations about the proposed Paisley acquisition. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include the need to obtain regulatory approvals and satisfy conditions to closing, risks related to Tax & Accounting's ability to successfully integrate the Paisley business after the closing, and actions of Tax & Accounting's competitors. Additional factors are discussed in the materials filed by Thomson Reuters Corporation and Thomson Reuters PLC from time to time with securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY - December 8, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that Thomas H. Glocer (Chief Executive Officer) exercised 3,369,432 options granted to him under the former Reuters Discretionary Share Option Plan (DSOP) in 2005-2007. Mr. Glocer exercised these options as they were due to expire.

For each option exercised, Mr. Glocer received 0.16 Thomson Reuters PLC ordinary shares and 352.5 pence per share, in accordance with the terms of the Reuters acquisition agreement applicable to all holders of DSOP awards.  Mr. Glocer applied all of the cash consideration received towards his exercise price.  In addition, Mr. Glocer sold 342,052 of the 539,109 Thomson Reuters PLC ordinary shares issued to him through his transaction solely to pay the remaining amount of the aggregate exercise price for his options, plus applicable taxes and commissions.  As such, Mr. Glocer retained the fullest possible economic interest in shares through his transaction. The net amount of Thomson Reuters PLC ordinary shares acquired as a result of the transaction was 197,057.  The average price per share sold was £13.08. Mr. Glocer's transaction took place on December 5, 2008.

Following this transaction, Mr. Glocer beneficially owns 650,231 Thomson Reuters PLC ordinary shares, 755,023 Thomson Reuters Corporation restricted share units and 303,210 Thomson Reuters Corporation stock options.

Under its dual listed company structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC. Mr. Glocer's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contacts:

Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com
Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Notification of Transaction

NEW YORK, NY - December 10, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transaction involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
December 9, 2008	Donation	Common Shares	31,500	C$33.30

Thomson Reuters was notified of the above transaction on December 9, 2008.

Following this transaction, The Woodbridge Company Limited and other companies affiliated with it (together, “Woodbridge”) beneficially own 444,749,173 Thomson Reuters Corporation common shares, 7,998,812 Thomson Reuters PLC ordinary shares and 56,000 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following this transaction, Woodbridge has a voting interest in Thomson Reuters of approximately 55%as at December 8, 2008 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge. Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Notification of Transactions

NEW YORK, NY - December 12, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving sales of Thomson Reuters Corporation common shares and purchases of Thomson Reuters PLC American Depositary Shares ("ADSs").

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
December 11, 2008	Sale	Common Shares	6,000	C$32.56
December 11, 2008	Purchase	ADS	1,000	US$125.48

Thomson Reuters was notified of the above transactions on December 11, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 444,743,173 Thomson Reuters Corporation common shares, 7,998,812 Thomson Reuters PLC ordinary shares and 57,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at December 11, 2008.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Notification of Transactions

NEW YORK, NY - December 15, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving sales of Thomson Reuters Corporation common shares and concurrent purchases of Thomson Reuters PLC ordinary shares.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
December 12, 2008	Sale	Common Shares	6,096,076	C$30.20
December 12, 2008	Purchase	Ordinary Shares	6,096,076	1,342 pence

Thomson Reuters was notified of the above transactions on December 15, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 438,647,097 Thomson Reuters Corporation common shares, 14,094,888 Thomson Reuters PLC ordinary shares and 57,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at December 12, 2008.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Notification of Transactions

NEW YORK, NY - December 17, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving Thomson Reuters Corporation common shares, Thomson Reuters PLC ordinary shares and Thomson Reuters PLC American Depositary Shares ("ADSs").

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
December 15, 2008	Sale	Common Shares	6,000	C$31.50
December 15, 2008	Sale	Common Shares	6,000	C$31.45
December 15, 2008	Sale	Common Shares	6,000	C$31.76
December 15, 2008	Sale	Common Shares	6,000	C$31.95
December 15, 2008	Sale	Common Shares	6,000	C$31.96
December 15, 2008	Purchase	ADS	1,000	US$125.45
December 15, 2008	Purchase	ADS	1,000	US$125.65
December 15, 2008	Purchase	ADS	1,000	US$125.50
December 15, 2008	Purchase	ADS	1,000	US$125.79
December 15, 2008	Purchase	ADS	1,000	US$126.11
December 15, 2008	Purchase - Dividend Reinvestment Plan	Common Shares	1,947,614	C$28.72
December 15, 2008	Purchase - Dividend Reinvestment Plan	Ordinary Shares	121,133	1,364 pence

Thomson Reuters was notified of the above transactions on December 16, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 440,564,711 Thomson Reuters Corporation common shares, 14,216,021 Thomson Reuters PLC ordinary shares and 62,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at December 15, 2008.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Notification of Transactions

NEW YORK, NY - December 17, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving sales of Thomson Reuters Corporation common shares and purchases of Thomson Reuters PLC American Depositary Shares ("ADSs").

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
December 16, 2008	Sale	Common Shares	6,000	C$32.10
December 16, 2008	Sale	Common Shares	6,000	C$32.06
December 16, 2008	Sale	Common Shares	6,000	C$32.15
December 16, 2008	Sale	Common Shares	6,000	C$32.33
December 16, 2008	Sale	Common Shares	6,000	C$32.60
December 16, 2008	Purchase	ADS	1,000	US$127.65
December 16, 2008	Purchase	ADS	1,000	US$128.05
December 16, 2008	Purchase	ADS	1,000	US$126.86
December 16, 2008	Purchase	ADS	1,000	US$128.14
December 16, 2008	Purchase	ADS	1,000	US$129.80

Thomson Reuters was notified of the above transactions on December 17, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 440,534,711 Thomson Reuters Corporation common shares, 14,216,021 Thomson Reuters PLC ordinary shares and 67,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at December 16, 2008.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Notification of Transactions

NEW YORK, NY - December 18, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving sales of Thomson Reuters Corporation common shares and concurrent purchases of Thomson Reuters PLC ordinary shares.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
December 17, 2008	Sale	Common Shares	641,225	C$32.58
December 17, 2008	Purchase	Ordinary Shares	641,225	1,431 pence

Thomson Reuters was notified of the above transactions on December 18, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together,  "Woodbridge") beneficially own 439,893,486 Thomson Reuters Corporation common shares, 14,857,246 Thomson Reuters PLC ordinary shares and 67,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at December 16, 2008.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Director Declaration

NEW YORK, NY, December 23, 2008 - Pursuant to UK Listing Rule 9.6.14R, Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced it has been notified that W. Geoffrey Beattie, a member of its board of directors, has been appointed to the board of directors of Maple Leaf Foods Inc., a company listed on the Toronto Stock Exchange, effective December 17, 2008.

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Notification of Transactions

NEW YORK, NY - December 23, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving Thomson Reuters Corporation common shares and Thomson Reuters PLC American Depositary Shares ("ADSs").

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
December 18, 2008	Donation	Common Shares	200,000	C$34.00
December 18, 2008	Purchase	Common Shares	200,000	C$33.70
December 18, 2008	Sale	Common Shares	12,000	C$33.52
December 18, 2008	Sale	Common Shares	6,000	C$33.71
December 18, 2008	Sale	Common Shares	6,000	C$33.52
December 18, 2008	Sale	Common Shares	12,000	C$33.51
December 18, 2008	Sale	Common Shares	6,000	C$33.50
December 18, 2008	Sale	Common Shares	30,000	C$33.52
December 18, 2008	Purchase	ADS	2,000	US$131.87
December 18, 2008	Purchase	ADS	1,000	US$132.94
December 18, 2008	Purchase	ADS	1,000	US$132.27
December 18, 2008	Purchase	ADS	2,000	US$133.85
December 18, 2008	Purchase	ADS	1,000	US$133.92
December 18, 2008	Purchase	ADS	5,000	US$132.92
December 19, 2008	Sale	Common Shares	36,000	C$34.81
December 19, 2008	Sale	Common Shares	18,000	C$35.35
December 19, 2008	Purchase	ADS	6,000	US$136.85
December 19, 2008	Purchase	ADS	3,000	US$139.09

Thomson Reuters was notified of the above transactions on December 22, 2008.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 439,767,486 Thomson Reuters Corporation common shares, 14,857,246 Thomson Reuters PLC ordinary shares and 88,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at December 18, 2008. The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge. Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Annual Information Update

Thomson Reuters PLC (the "Company") announces that the information referred to in this annual information update has been published or made available to the public by the Company in the 12 months prior to December 23, 2008 in compliance with laws and rules dealing with the regulations of securities, issuers of securities and securities markets.  The Thomson Corporation completed its acquisition of Reuters Group PLC on April 17, 2008. In order to avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

While the information referred to below was up-to-date at the time of publication, such disclosures may now be or may at any time become out of date due to changing circumstances. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

This annual information update is required by, and is being made pursuant to, Article 10 of the Prospectus Directive as implemented in the UK by Prospectus Rule 5.2 and not for any other purpose and neither the Company nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. The Company does not undertake any obligation to update any such information in the future. Further, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.

1.  Announcements made via the Regulatory News Service ("RNS"), a Regulatory Information Service ("RIS")

All of the documents listed below were published via RNS. Copies of these documents can be obtained from the London Stock Exchange website at www.londonstockexchange.co.uk.

Description	Date/Time
Holding(s) in Company	18/12/2008 17:21
Notification of Transactions	18/12/2008 11:36
Notification of Transactions	17/12/2008 16:05
Holding(s) in Company	17/12/2008 16:00
Notification of Transactions	17/12/2008 09:47
Holding(s) in Company	16/12/2008 16:28
Holding(s) in Company	16/12/2008 12:03
Notification of Transactions	15/12/2008 15:50
Notification of Transactions	12/12/2008 11:42
Holding(s) in Company	11/12/2008 17:02
Notification of Transaction	10/12/2008 12:40
Director/PDMR Shareholding	08/12/2008 14:16
Thomson Reuters to Acquire Paisley	04/12/2008 07:00
Holding(s) in Company	03/12/2008 12:13
Total Voting Rights	28/11/2008 16:17

Holding(s) in Company	24/11/2008 15:20
Third Quarter Report 2008	14/11/2008 14:07
Director/PDMR Shareholding	14/11/2008 08:33
Thomson Reuters Reports Third Quarter 2008 Results	12/11/2008 14:00
Holding(s) in Company	07/11/2008 16:26
Holding(s) in Company	07/11/2008 10:50
Holding(s) in Company	31/10/2008 16:40
Total Voting Rights	31/10/2008 16:32
Q3 2008 Earnings Announcement & Webcast scheduled	29/10/2008 13:15
Holding(s) in Company	20/10/2008 12:07
Directorate Change	14/10/2008 14:00
Holding(s) in Company	13/10/2008 07:00
Holding(s) in Company	13/10/2008 07:00
Holding(s) in Company	09/10/2008 17:15
Holding(s) in Company	06/10/2008 07:00
Notification of Transactions	03/10/2008 15:41
Director/PDMR Shareholding	03/10/2008 14:59
Holding(s) in Company	03/10/2008 12:19
Holding(s) in Company	03/10/2008 12:19
Holding(s) in Company	02/10/2008 07:00
Holding(s) in Company	01/10/2008 11:16
Total Voting Rights	30/09/2008 16:56
Holding(s) in Company	30/09/2008 10:08
Holding(s) in Company	30/09/2008 10:07
Notification of Transactions	29/09/2008 17:04
Holding(s) in Company	29/09/2008 12:07
Holding(s) in Company	26/09/2008 14:49
Holding(s) in Company	26/09/2008 11:19
Holding(s) in Company	25/09/2008 17:07
Notification of Transactions	25/09/2008 17:02
Holding(s) in Company	25/09/2008 10:18
Holding(s) in Company	25/09/2008 10:16
Holding(s) in Company	24/09/2008 11:23
Holding(s) in Company	24/09/2008 11:21
Holding(s) in Company	23/09/2008 13:04
Holding(s) in Company	23/09/2008 13:03
Director/PDMR Shareholding	23/09/2008 11:56
Holding(s) in Company	22/09/2008 16:54
Notification of Transactions	22/09/2008 12:15
Holding(s) in Company	19/09/2008 17:30
Holding(s) in Company	19/09/2008 17:30
Director/PDMR Shareholding	18/09/2008 17:46
Holding(s) in Company	18/09/2008 16:07
Holding(s) in Company	17/09/2008 16:42
Holding(s) in Company	17/09/2008 10:35
Holding(s) in Company	17/09/2008 10:33
Holding(s) in Company	17/09/2008 10:32

Notification of Transactions	16/09/2008 16:47
Holding(s) in Company	16/09/2008 11:20
Notification of Transactions	12/09/2008 16:45
Holding(s) in Company	12/09/2008 08:56
Holding(s) in Company	11/09/2008 15:08
Holding(s) in Company	08/09/2008 09:53
Notification of Transactions	05/09/2008 15:47
Holding(s) in Company	04/09/2008 10:25
Total Voting Rights	29/08/2008 16:26
Notification of Transactions	29/08/2008 15:01
Director/PDMR Shareholding	29/08/2008 14:01
Holding(s) in Company	28/08/2008 07:23
Standalone 2008 Half Year Financial Information	28/08/2008 07:12
Notification of Transactions	26/08/2008 16:09
Holding(s) in Company	20/08/2008 10:38
Holding(s) in Company	18/08/2008 16:38
Director/PDMR Shareholding	18/08/2008 09:21
Holding(s) in Company	15/08/2008 09:50
Holding(s) in Company	14/08/2008 14:22
Second Quarter Report 2008	13/08/2008 14:21
Holding(s) in Company	11/08/2008 11:12
Holding(s) in Company	08/08/2008 14:15
Holding(s) in Company	07/08/2008 13:32
Holding(s) in Company	06/08/2008 09:57
Holding(s) in Company	04/08/2008 10:27
Total Voting Rights	31/07/2008 16:20
Holding(s) in Company	30/07/2008 16:31
Holding(s) in Company	28/07/2008 12:27
Holding(s) in Company	25/07/2008 12:55
Notice of Results	24/07/2008 14:24
Holding(s) in Company	23/07/2008 16:50
Holding(s) in Company	23/07/2008 11:53
Director/PDMR Shareholding	03/07/2008 14:29
Director/PDMR Shareholding	30/06/2008 16:26
Total Voting Rights	30/06/2008 16:17
Holding(s) in Company	25/06/2008 16:35
Holding(s) in Company	25/06/2008 11:03
Debt Offering	20/06/2008 07:00
Holding(s) in Company	18/06/2008 12:33
Holding(s) in Company	16/06/2008 16:52
Holding(s) in Company	10/06/2008 16:59
Renewal of Share Repurchase Programme	04/06/2008 14:19
Holding(s) in Company	03/06/2008 10:58
Total Voting Rights	30/05/2008 17:19
Holding(s) in Company	30/05/2008 12:31
Holding(s) in Company	28/05/2008 10:47
Holding(s) in Company	27/05/2008 14:07

Holding(s) in Company	27/05/2008 09:48
Director/PDMR Shareholding	21/05/2008 17:39
Holding(s) in Company	20/05/2008 18:25
Holding(s) in Company	20/05/2008 17:06
Business Acquisition Report	15/05/2008 17:47
Director/PDMR Shareholding	15/05/2008 16:06
Holding(s) in Company	15/05/2008 13:52
Holding(s) in Company	14/05/2008 11:58
Directors Dealings	13/05/2008 17:26
1st Quarter Report	12/05/2008 14:00
1st Quarter Report
Holding(s) in Company	12/05/2008 11:10
Result of AGM	09/05/2008 12:23
Director/PDMR Shareholding	09/05/2008 10:41
Holding(s) in Company	09/05/2008 07:00
Holding(s) in Company	08/05/2008 11:46
Director/PDMR Shareholding	06/05/2008 15:31
Holding(s) in Company	02/05/2008 16:30
Holding(s) in Company	01/05/2008 17:22
1st Quarter Results	01/05/2008 14:00
Holding(s) in Company	30/04/2008 17:06
Total Voting Rights	30/04/2008 16:47
Holding(s) in Company	29/04/2008 17:23
Notice of Results	25/04/2008 09:30
Holding(s) in Company	23/04/2008 15:35
Holding(s) in Company	23/04/2008 10:39
Holding(s) in Company	22/04/2008 17:13
Reduction of share capital	22/04/2008 07:28
Holding(s) in Company	21/04/2008 16:33
Holding(s) in Company	21/04/2008 16:32
Notice of AGM	21/04/2008 09:14
Subsidiary Dir. Shareholding	18/04/2008 07:23
Notice to Note Holders	17/04/2008 16:27
Acquisition	17/04/2008 08:16
Scheme of arrangement	17/04/2008 08:05

2.  Documents filed at Companies House

All of the documents listed below were filed by the Company with Companies House at Crown Way, Maindy, Cardiff CF14 3UZ, United Kingdom on or around the dates indicated and can be found on the Companies House website at www.companies-house.gov.uk. Copies can be obtained from the Company or, if you are a registered user, downloaded from the Companies House Direct website at www.direct.companieshouse.gov.uk.

Date document filed with Companies House	Description of document filed
9 December 2008	88(3) Particular of contract relating to shares
9 December 2008	88(2) Allotment of shares
3 December 2008	169 Repurchase of shares
21 November 2008	88(3) Particular of contract relating to shares
21 November 2008	88(2) Allotment of shares
30 October 2008	88(3) Particular of contract relating to shares
30 October 2008	88(2) Allotment of shares
24 October 2008	88(3) Particular of contract relating to shares
24 October 2008	88(2) Allotment of shares
9 October 2008	88(3) Particular of contract relating to shares
9 October 2008	88(2) Allotment of shares
9 October 2008	New Articles of Association
25 September 2008	88(3) Particular of contract relating to shares
25 September 2008	88(2) Allotment of shares
9 September 2008	88(3) Particular of contract relating to shares
9 September 2008	88(2) Allotment of shares
29 August 2008	88(3) Particular of contract relating to shares
29 August 2008	88(2) Allotment of shares
14 August 2008	88(3) Particular of contract relating to shares
14 August 2008	88(2) Allotment of shares
7 August 2008	169 Repurchase of shares
7 August 2008	88(3) Particular of contract relating to shares
7 August 2008	88(2) Allotment of shares
30 July 2008	88(3) Particular of contract relating to shares
30 July 2008	88(2) Allotment of shares
25 July 2008	88(3) Particular of contract relating to shares
25 July 2008	88(2) Allotment of shares
18 July 2008	88(3) Particular of contract relating to shares
18 July 2008	88(2) Allotment of shares
17 July 2008	88(3) Particular of contract relating to shares
17 July 2008	88(2) Allotment of shares
7 July 2008	169 Repurchase of shares
3 July 2008	88(3) Particular of contract relating to shares
3 July 2008	88(2) Allotment of shares
26 June 2008	88(3) Particular of contract relating to shares
26 June 2008	88(2) Allotment of shares
18 June 2008	88(3) Particular of contract relating to shares
18 June 2008	88(2) Allotment of shares
13 June 2008	88(3) Particular of contract relating to shares
13 June 2008	88(2) Allotment of shares
9 June 2008	169 Repurchase of shares
5 June 2008	288a Secretary appointed
4 June 2008	88(3) Particular of contract relating to shares
4 June 2008	88(2) Allotment of shares
4 June 2008	122
2 June 2008	88(3) Particular of contract relating to shares
2 June 2008	88(2) Allotment of shares
2 June 2008	88(3) Particular of contract relating to shares

2 June 2008	88(2) Allotment of shares
2 June 2008	88(3) Particular of contract relating to shares
2 June 2008	88(2) Allotment of shares
21 May 2008	88(3) Particular of contract relating to shares
21 May 2008	88(2) Allotment of shares
20 May 2008	288a Secretary appointed
20 May 2008	288a Secretary appointed
20 May 2008	88(2) Allotment of shares
13 May 2008	88(2) Allotment of shares
2 May 2008	Resolution 13 New Articles of Association, Consolidation of Shares, Scheme of Arrangement
2 May 2008	88(2) Allotment of shares
2 May 2008	123
2 May 2008	122
2 May 2008	88(2) Allotment of shares
1 May 2008	288a Appointment of a director
24 April 2008	Interim accounts filed
24 April 2008	288a Appointment of a director
24 April 2008	288a Appointment of a director
22 April 2008	Cert 15 Reduction of issued share capital
22 April 2008	OC138 Reduction of issued share capital minute
22 April 2008	Res06 Market Purchases, Reduction of issued share capital and Scheme of Arrangement
18 April 2008	353 Location of register of members
18 April 2008	288b Resignation of secretary
18 April 2008	288a Appointment of secretary
18 April 2008	288a Appointment of a director
18 April 2008	288a Appointment of a director
18 April 2008	288a Appointment of a director
17 April 2008	287 Registered office address change
15 April 2008	Full Accounts
27 March 2008	363 Annual Return
19 March 2008	288a Appointment of a director
19 March 2008	288a Appointment of a director
10 March 2008	122 Consolidation of shares
10 March 2008	Memorandum of Association
10 March 2008	Res01 Resolutions filed
10 March 2008	288a Appointment of a director
10 March 2008	288a Appointment of a director
10 March 2008	288a Appointment of a director
10 March 2008	288a Appointment of a director
10 March 2008	288a Appointment of a director
10 March 2008	288a Appointment of a director
10 March 2008	288a Appointment of a director
10 March 2008	288b Resignation of a director
10 March 2008	288b Resignation of a director
10 March 2008	288b Resignation of a director
31 January 2008	Cert7 - Name change and reregistration from private to PLC
31 January 2008	Mar - Reregistration Memorandum and Articles

3.  Documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC")

All of the documents listed below were filed with or furnished to the SEC by the Company. Copies can be obtained from the SEC website at www.sec.gov.

Form	Description	Filing Date
F-3	Registration statement by foreign private issuers	2008-12-16
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-12-02
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-11-14
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-11-12
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-11-10
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-11-03
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-10-14
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-10-02
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-09-03
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-08-13
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-08-12
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-08-01
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-07-02
S-8	Securities to be offered to employees in employee benefit plans	2008-06-30
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-25
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-23
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-23
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-19
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-19

424B5	Prospectus [Rule 424(b)(5)]	2008-06-19
FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses	2008-06-18
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-17
424B5	Prospectus [Rule 424(b)(5)]	2008-06-17
F-3/A	[Amended] Registration statement by foreign private issuers	2008-06-06
CORRESP	[Cover] Correspondence	2008-06-05
CORRESP	[Cover] Correspondence	2008-06-05
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-04
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-03
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-06-02
CORRESP	[Cover] Correspondence	2008-05-30
F-3	Registration statement by foreign private issuers	2008-05-29
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-05-15
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-05-12
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-05-09
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-05-02
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-05-01
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-04-24
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-04-21
20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]	2008-04-17
S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments	2008-04-17
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-04-17
F-6	Registration of American Depository Receipt shares, not immediately effective	2008-04-17
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2008-04-17

4.  Other Information provided to Shareholders

•	Thomson Reuters PLC Prospectus posted on the website and posted to shareholders on February 29, 2008

•	Thomson Reuters PLC Supplementary Prospectus posted on the website on March 14, 2008

•	Thomson Reuters PLC Notice of Meeting and Information Circular posted on the Thomson Reuters website and posted to shareholders on April 19, 2008

•	First Quarter 2008 Report posted on the Thomson Reuters website on May 12, 2008

•	Second Quarter 2008 Report posted on the Thomson Reuters website on August 13, 2008

•	Half-Yearly 2008 Standalone Financial Information posted on the Thomson Reuters website on August 28, 2008

•	Third Quarter 2008 Report posted on the Thomson Reuters website on November 14, 2008

Copies of these documents were also submitted to the UK Listing Authority and are available at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom.

Copies of this annual information update and the documents referred to in it can also be obtained upon request to the Assistant Company Secretary, Thomson Reuters PLC, The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

More information about Thomson Reuters is available at www.thomsonreuters.com.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY – December 31, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that on December 30, 2008, James C. Smith (CEO, Professional Division) acquired 1,056 Thomson Reuters Corporation common shares which were issued in connection with the vesting of certain restricted share units granted to him in December 2005. Thomson Reuters was notified of this transaction on December 30, 2008.

Following this transaction, Mr. Smith beneficially owns 5,168 Thomson Reuters Corporation common shares, 234,149 Thomson Reuters Corporation restricted share units, 46,521 Thomson Reuters Corporation deferred share units and 784,810 Thomson Reuters Corporation stock options. Mr. Smith’s holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

Thomson Reuters PLC  – Voting Rights and Capital

Update for December 2008

NEW YORK, NY – December 31, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 181,229,241 ordinary shares of 25 pence each as of December 31, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 181,229,241 ordinary shares.

The above figure (181,229,241) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA’s Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706